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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Companhia Aberta

CNPJ/ME: 07.689.002/0001-89

NIRE: 35.300.325.761

FATO RELEVANTE

A Embraer S.A. (“Companhia”) comunica aos seus acionistas e ao mercado que o seu Conselho de Administração, em reunião realizada em 14 de março de 2024, conforme ata disponibilizada nos websites da CVM e de Relações com Investidores,

aprovou a celebração, pela Companhia, com o Banco Santander S.A., de contratos de troca de resultados de fluxos financeiros futuros com liquidação financeira (“Equity Swap”), tendo por referência ações de emissão da Companhia. Os contratos de Equity Swap observarão os seguintes limites e condições:

Liquidação do Equity Swap: liquidação financeira, no prazo máximo de 18 meses, a partir de 22 de março de 2024.

Exposição Máxima: até 3.290.230 de ações ordinárias, observado o limite estabelecido na Resolução CVM nº 77/22.

Condições: o Equity Swap permitirá à Companhia receber a variação de preço relacionado às ações de sua emissão negociadas em bolsa acrescido de quaisquer proventos distribuídos às ações objeto do Equity Swap (ponta ativa) e pagar CDI acrescido de uma taxa (ponta passiva), durante a vigência do contrato.

Objetivo: necessidade de mitigar as oscilações nas cotações das ações de emissão da Companhia, tendo em vista a necessidade de pagamentos futuros pela Companhia no âmbito de seus planos de incentivo de longo prazo.

São José dos Campos, 14 de março de 2024

Antonio Carlos Garcia
Vice-Presidente Executivo Financeiro e Relações com Investidores

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Company”) informs its shareholders and the market that its Board of Directors, in a meeting held on March 14, 2024, according to the minutes published on the CVM and Investor Relations websites, approved the execution by the Company, with Banco Santander S.A., of derivative agreements of “Equity Swap”, referenced in the shares issued by the Company. Equity Swap agreements will observe the following limits and conditions:

Equity Swap Settlement: cash settlement, within a maximum period of 18 months from March 22, 2024.

Maximum Exposure: up to 3.290.230 common shares, observing the limit established in CVM Resolution No. 77/22.

Conditions: the Equity Swap will allow the Company to receive the price variation related to its shares traded on the stock exchange plus any dividends distributed to the shares subject to the Equity Swap (active end) and pay CDI plus a fee (passive end), during the term of the agreement.

Purpose: need to mitigate fluctuations in the prices of shares issued by the Company, in view of future payments to be made by the Company within the scope of its long-term incentive plans.

São José dos Campos, March 14, 2024.

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations